FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of June, 2006


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)



28 June 2006

COLT TELECOM GROUP PLC (THE "COMPANY") - SEC DE-REGISTRATION

The Company announced in February of this year that it had decided to cancel its NASDAQ listing and associated ADR programme and to terminate its SEC registration. It considered that the financial burden of parallel regulatory compliance and other costs of its US registration and listing outweighed the benefits conferred.

The NASDAQ listing and ADR programme have now been cancelled and the Company announces that on 28 June 2006 it filed a Form 15 with the US Securities and Exchange Commission (the "SEC") to de-register its ordinary shares. De-registration will occur 90 days after 28 June 2006 or such shorter period as the SEC may determine.

Under currently applicable SEC regulations, the number of the Company's US resident shareholders must remain below 300 at each financial year-end to avoid re-commencement of SEC reporting and other applicable US obligations. The Company's Articles of Association give the directors the ability to limit the number of the Company's US resident shareholders for this purpose. Pursuant to the Articles of Association, the Company's Board may, from time to time, require US resident shareholders, whether holding directly or through nominees, to sell their shares in order to be satisfied that the number of US resident shareholders remaining is less than 300 at each financial year end. The Articles of Association of COLT Telecom Group S.A., the proposed new holding company of the COLT Group, contain similar provisions.

Enquiries:

COLT Investor Relations
Luke Glass +44 20 7390 3681
luke.glass@colt.net

COLT Corporate Communications
Gill Maclean +44 20 7863 5314
gill.maclean@colt.net




                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 28 June, 2006                            COLT Telecom Group plc



                                               By: ___Caroline Griffin Pain___


                                               Caroline Griffin Pain
                                               Company Secretary